January 2, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Pyxis Tankers Inc.
Registration Statement on Form F-3
File No. 333-222160

Ladies and Gentlemen:

Pyxis Tankers Inc. (the “Company”) respectfully requests under Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to 5:00 p.m., New York City time, on January 3, 2018, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, the Company respectfully requests that you confirm that event with Rory T. Hood of Jones Day, at (212) 326-3814.

Please contact Rory T. Hood of Jones Day at (212) 326-3814 if you have any questions concerning the foregoing.

[Signature page follows]

Very truly yours,

PYXIS TANKERS INC.

By:	/s/ Henry P. Williams
Name:	Henry P. Williams
Title:	Chief Financial Officer and Treasurer